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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 14)(1)

                            TRANSMEDIA NETWORK INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.02 Par Value Per Share
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                         (Title of Class of Securities)

                                  893767-30-1
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                                 (CUSIP Number)

                            Stephen P. Farrell, Esq.
                          Morgan, Lewis & Bockius LLP

                   101 Park Avenue, New York, New York 10178

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 27, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)
---------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------                                -----------------------
CUSIP No. 893767-30-1             13D                         Page 2 of 4 Pages
------------------------                                -----------------------

-------- -----------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Melvin Chasen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                     (b)   |X|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
           Not applicable.
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
-------- -----------------------------------------------------------------------
                      7   SOLE VOTING POWER

                               0 shares of Common Stock
NUMBER OF SHARES   ------ ---------------------------------------
BENEFICIALLY OWNED
BY EACH REPORTING     8   SHARED VOTING POWER
PERSON WITH
                          731,439 shares of Common Stock

                   ------ ---------------------------------------

                      9   SOLE DISPOSITIVE POWER

                          0 shares of Common Stock

                   ------ ---------------------------------------

                      10  SHARED DISPOSITIVE POWER

                          731,439 shares of Common Stock

------- -----------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    731,439 shares of Common Stock

------- -----------------------------------------------------------------------

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
              EXCLUDES CERTAIN SHARES*

------- -----------------------------------------------------------------------

  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.5%

------- -----------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON*

                       IN

------- -----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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------------------------                                -----------------------
CUSIP No. 893767-30-1             13D                         Page 3 of 4 Pages
------------------------                                -----------------------


This Amendment No. 14 to Schedule 13D relates to the common stock, par value $.02 per share ("Common Stock"), of Transmedia Network Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect. Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

Item 5 is hereby amended and restated as follows:

(a) Melvin Chasen is the beneficial owner of 731,439 shares of Common Stock. The shares beneficially owned by Melvin Chasen include (i) 352,561 shares of Common Stock beneficially owned by Mr. Chasen, (ii) 178,100 shares beneficially owned by a family partnership for which Melvin Chasen exercises shared voting and investment authority, and
         (iii) 200,778 shares of Common Stock beneficially owned by Iris Chasen, the wife of Melvin Chasen. Melvin Chasen may be deemed to be the beneficial owner of Iris Chasen's Common Stock, however, he disclaims beneficial ownership of Iris Chasen's shares of Common Stock.

(b)      Number of shares of Common Stock as to which Melvin Chasen has:

         (i)    Sole power to vote or direct the vote:  0.

         (ii) Shared power to vote or direct the vote: 731,439 shares of Common Stock. By virtue of the voting proxy granted in favor of the Purchaser under the terms of the Stockholders Agreement (as hereinafter defined), described in Item 6, Melvin Chasen may be deemed to have shared power to vote or to direct the vote of Melvin Chasen's 731,439 shares of Common Stock. See
                Item 6.

         (iii) Sole power to dispose or to direct the disposition of: 0 shares of Common Stock.

         (iv) Shared power to dispose or to direct the disposition of: 731,439 shares of Common Stock. See Item 6.

(c) On June 26, 2000, Mr. Chasen sold 5,000 shares of Common Stock at $4.50 per share in a brokered transaction in the public market. On July 10, 2000, Mr. Chasen sold 4,400 shares of Common Stock at $4.50 per share in a brokered transaction in the public market. On September 6, 2000, Mr. Chasen made a charitable donation of 5,000 shares of Common Stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Chasen.

(e) On November 24, 2000, Mr. Chasen ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.


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                                   SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2000




                                               /s/ Melvin Chasen
                                               --------------------------------
                                               Melvin Chasen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs this statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001.)